SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021.

Commission File Number 001-40733

LI-CYCLE HOLDINGS CORP.

Li-Cycle Holdings Corp.

207 Queen’s Quay West, Suite 590

Toronto, ON M5J 1A7

(877) 542-9253

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Letter of Intent; Subscription Agreements

On December 14, 2021, Li-Cycle Holdings Corp. (the “Company”) announced the entry into a non-binding letter of intent with each of LG Energy Solution, Ltd. (“LGES”) and LG Chem, Ltd. (“LGC”) (the “Letter of Intent”) setting forth proposed terms of a potential nickel-bearing lithium-ion battery scrap supply and nickel sulphate offtake arrangement between the Company, LGES and Traxys North America LLC and a potential nickel sulphate offtake arrangement between the Company, LGC and Traxys North America LLC (the “Offtake Agreements”). The Company has also entered into Subscription Agreements (the “Subscription Agreements” and each, a “Subscription Agreement”) with each of LGES and LGC, pursuant to which each of LGES and LGC has agreed, subject to the satisfaction of certain conditions, including execution of the Offtake Agreements on or prior to March 13, 2021, to subscribe for 2,208,480 of the Company’s common shares (the “common shares”) (the “Acquired Shares”) for an aggregate purchase price of $50,000,000 in transactions exempt from registration under the Securities Act (the “Subscription”).

The closing of the Subscription is subject to certain conditions, including, among others, that LGES, the Company and Traxys North America LLC on the one hand, and LGC, the Company and Traxys North America LLC on the other, shall have entered prior to March 13, 2022 into the Offtake Agreements.

Each Subscription Agreement may be terminated prior to the closing of the Subscription (i) by the mutual written agreement of each of the parties to the relevant Subscription Agreement, (ii) if any final judgment, order, law rule or regulation is enacted that prohibits the consummation of the Subscription, (iii) by LGES or LGC, as applicable, subject to certain conditions, if the Company breaches certain provisions of the relevant Subscription Agreement, (iv) by the Company, subject to certain conditions, if LGES or LGC, as applicable, breaches certain provisions of the relevant Subscription Agreement and (v) by either LGES or LGC, as applicable, or the Company if closing of the Subscription has not been consummated on or before March 13, 2022.

Registration Rights

The Company has granted certain registration rights to LGES and LGC under the Subscription Agreements. The Company agreed to file with the SEC within 30 days of the closing of the Subscription a registration statement covering the resale of the Acquired Shares. The Company is required to use commercially reasonable efforts to have such registration statement declared effective by the SEC as soon as practicable and no later than the earlier of (A) 60 days after the closing of the Subscription (or 90 days after the closing of the Subscription if the SEC notifies the Company that it will review the registration statement) or (B) 10 business days after the SEC notifies the Company in writing that it will not review the registration statement. The Company agreed to keep the registration statement (or another shelf registration statement covering the Acquired Shares) effective until the earlier of (x) the third anniversary of the closing of the Subscription or (y) the date on which LGES or LGC, as applicable, ceases to hold any of the Acquired Shares.

Standstill Agreement

On December 13, 2021, the Company, LGES and LGC entered into a Standstill Agreement (the “Standstill Agreement”), which restricts LGES, LGC and each of their respective subsidiaries from taking certain actions until LGES and its subsidiaries or LGC and its subsidiaries, as applicable, cease to beneficially own or control voting securities of the Company having voting rights equal to or greater than 50% of the voting rights attached to the Acquired Shares to be acquired by each of LGES and LGC under the applicable Subscription Agreement (the “Standstill Period”). The obligations of LGES and LGC under the Standstill Agreement are separate such that the termination of the Standstill Period applicable to one party shall not necessarily result in the termination of the Standstill Period applicable to the other party. The actions that LGES, LGC and any of their respective subsidiaries are restricted from taking during the Standstill Period include, among others, (A) the acquisition of additional voting securities or of any debt, material assets or material businesses of the Company, (B) any tender or exchange offer, take-over bid, merger, business combination and certain other transactions involving the Company and its securities, (C) any solicitation of proxies or votes or other attempt to influence votes by any holder of the Company’s securities and (D) formation of a “group” (as defined under the Securities Exchange Act of 1934) with respect to the Company’s securities.

The foregoing descriptions of the Subscription Agreements and the Standstill Agreement do not purport to describe all the terms and provisions thereof and are qualified in their entirety by reference to the full text of those agreements, copies of which are included as exhibits to this current report on Form 6-K.

A press release issued by the Company announcing entry into the Letter of Intent, Subscription Agreements and Standstill Agreement is included as an exhibit to this current report on Form 6-K.

Exhibits

Exhibit Number	Exhibit Description

10.1	Subscription Agreement, dated December 13, 2021, by and between Li-Cycle Holdings Corp. and LG Energy Solution, Ltd.

10.2	Subscription Agreement, dated December 13, 2021, by and between Li-Cycle Holdings Corp. and LG Chem, Ltd.

10.3	Standstill Agreement, dated December 13, 2021, by and between Li-Cycle Holdings Corp., LG Energy Solution, Ltd. and LG Chem, Ltd.

99.1	Press Release, dated December 14, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LI-CYCLE HOLDINGS CORP.

By:	/s/ Ajay Kochhar
Name:	Ajay Kochhar
Title:	Chief Executive Officer and Director

Date: December 14, 2021